Filed Pursuant to Rule 425
Filing Person: CommScope, Inc.
Subject Company: Andrew Corporation
Commission File Number: 001-14617

CommScope and Andrew Transition News

July 25, 2007

Welcome to the first edition of CommScope and Andrew Transition News, our new vehicle for communicating with everyone about the progress of bringing together our two strong companies.

This merger is an exciting opportunity, but it’s also a large and complex process. We are reviewing all businesses, defining roles and responsibilities and creating action plans.  We are working through the issues systematically, and we appreciate your patience as we do so. We know that you have questions, and we intend to provide you with answers and updates as we move forward.

Here is what you can expect:

1)              Ongoing transition news

2)              Answers to many frequently asked employee questions related to the transition

3)              Direct, no-nonsense communication from management once decisions have been made

Please submit your transition questions to: communications@commscope.com

We will review employee feedback and address appropriate questions in future editions of CommScope and Andrew Transition News.   We encourage you to discuss issues, concerns or questions with your manager or Human Resources contact or you can use the email address listed above to ask your transition question.  Please note that we may not be able to answer all questions sent to this email in upcoming news updates.

“We intend to continue investing in the combined business for profitable growth.  As always, employees of both companies will be the most important element to the continued success of the combined company. We intend to communicate our vision for the company and share transition news with all employees as quickly as we can. The transition leadership and teams have the authority and responsibility for making the transition process a success.  We need and expect all employees to support their efforts.”—Brian Garrett, president and chief operating officer, CommScope

Key Developments

•                  Transition leadership announced; transition teams being formed

•                  Executive leadership announcement scheduled for early August

•                  Hart-Scott-Rodino antitrust regulatory filings have been made

Transition Leadership Announced; Teams Being Formed

The transition leadership has been selected and the leaders are:

•                  Bob Hudzik, senior vice president and chief Human Resources officer, Andrew

•                  Ted Hally, executive vice president and general manager, Carrier Segment, CommScope

•                  Eddie Edwards, executive vice president, Business Development, CommScope

The transition leadership is working with other senior executives from both companies to define the key areas to be addressed as part of the transition effort.  Integration teams will be formed to address specific transition and integration issues and opportunities in the following areas:

•                  Mission and strategy

•                  Operating model

•                  Organization, integration timeline

•                  Go-to-market and sales structure

•                  Policy and benefits

•                  General and administration functions

•                  Finance

•                  Business process and IT integration

•                  Procurement

•                  Distribution center, warehouse and inventory

•                  Site evaluation and consolidation

•                  Cable manufacturing evaluation and consolidation

•                  Real estate assessment

•                  Business-line and product portfolio

•                  Communications (employee, customer and supplier)

•                  Branding

•                  Day 1 preparation and readiness

Integration teams addressing these areas will be comprised of employees from both CommScope and Andrew.  The team leaders will get together over the next few days and then team members will be identified over the next few weeks.  These teams will develop action plans and milestones and will have the authority and responsibility to make the integration process a success.   Additional areas to be addressed and integration teams (or sub-teams) may be identified and formed as we move through the process.

The transition leadership will also be responsible for tracking on a regular basis the status of all project teams against their plans, including timelines, costs, savings, benefits and other impacts, and managing the transition communications process.

Executive Leadership to be announced early August

CommScope Chairman and Chief Executive Officer Frank Drendel and CommScope President and Chief Operating Officer Brian Garrett plan to announce executive leadership for the combined company in early August.  Other leadership will be announced a few weeks later.

Hart-Scott-Rodino filings have been made

Like any companies conducting a merger of this kind, CommScope and Andrew were required to submit their pre-merger notification filings as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.  The two companies took this important step on Monday, July 16, 2007.  These filings are one of the typical requirements in the United States for large, domestic mergers.

Forward-Looking Statements

This document may contain forward-looking statements regarding, among other things, the proposed business combination between CommScope and Andrew and the anticipated consequences and benefits of such transaction, and other financial and operational items relating to CommScope and Andrew. Statements made in the future tense, and statements using words such as “intend,” “goal,” “estimate,” “expect,” “expectations,” “project,” “projections,” “plans,” “anticipates,” “believe,” “think,” “confident” and “scheduled” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are not a guarantee of performance and are subject to a number of risks and uncertainties, many of which are difficult to predict and are beyond the control of CommScope or Andrew. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. Relevant risks and uncertainties relating to the proposed transaction include, but are not limited to: the fact that Andrew may be required to write off a portion of the $412 million of Base Station Subsystems goodwill as a non-cash charge to earnings as reported in Andrew’s quarterly report on Form 10-Q for the period ended March 31, 2007; the risk that required regulatory review and approval may not be obtained in a timely manner, if at all; Andrew’s shareholders may not approve the proposed transaction; the anticipated benefits and synergies of the proposed transaction may not be realized; the integration of Andrew’s operations with CommScope could be materially delayed or may be more costly or difficult than expected; the proposed transaction may not be consummated; legal proceedings may be commenced by or against CommScope or Andrew. Relevant risks and uncertainties generally applicable to CommScope and Andrew include, but are not limited to: changes in cost and availability of key raw materials and the ability to recover these costs from customers through price increases; customer demand for products and the ability to maintain existing business alliances with key customers or distributors; the risk that internal production capacity and that of contract manufacturers may be insufficient to meet customer demand for products; the risk that customers might cancel orders placed or that orders currently placed may affect order levels in the future; continuing consolidation among customers; competitive pricing and acceptance of products; industry competition and the ability to retain customers through product innovation; possible production disruption due to supplier or contract manufacturer bankruptcy, reorganization or restructuring; successful ongoing operation of our vertical integration activities; ability to achieve expected sales, growth and earnings goals; costs of protecting or defending intellectual property; ability to obtain capital on commercially reasonable terms; regulatory changes affecting us or the industries we serve. For a more complete description of factors that could cause such a difference, please see CommScope’s filings with the Securities and Exchange Commission (SEC), which are available on CommScope’s website or at www.sec.gov, and Andrew’s filings with the SEC, which are available on Andrew’s website or at www.sec.gov. In providing forward-looking statements, neither CommScope nor Andrew intends, and neither undertakes any duty or obligation, to update these statements as a result of new information, future events or otherwise.

Additional Information

In connection with the proposed merger, CommScope intends to file a registration statement with the SEC on Form S-4 and CommScope and Andrew expect to mail a proxy statement/prospectus to Andrew’s stockholders containing information about the merger.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN THEY ARE AVAILABLE.

The registration statement and the proxy statement/prospectus will contain important information about CommScope, Andrew, the merger, and related matters.  Investors and security holders will be able to obtain free copies of these documents through the web site maintained by the SEC at www.sec.gov.  In addition to the registration statement and the proxy statement/prospectus, CommScope and Andrew file annual, quarterly, and special reports, proxy statements, and other information with the SEC.  Printed copies of these documents can also be obtained free of charge (other than a reasonable duplicating charge for exhibits to our reports on Form 10-K, Form 10-Q and Form 8-K) by any stockholder who requests them from either CommScope’s or Andrew’s Investor Relations Department:

Investor Relations	Investor Relations
CommScope, Inc.	Andrew Corporation
1100 CommScope Place, SE	3 Westbrook Corporate Center
P.O. Box 339	Suite 900
Hickory, North Carolina 28602 U.S.A.	Westchester, Illinois 60154 U.S.A.
Phone: 1-828-324-2200	Phone: 1-800-232-6767 or 1-708-236-6616
Fax: 1-828-982-1708	Fax: 1-708-492-3774
E-mail: investor.relations@commscope.com	E-mail: GlbWWW-Contact-InvestRelations@andrew.com

CommScope, Andrew and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Andrew stockholders in connection with the proposed transaction.  Information about CommScope’s directors and executive officers and their ownership of CommScope common stock is set forth in the definitive proxy statement for CommScope’s 2007 annual meeting of stockholders, as filed by CommScope with the SEC on Schedule 14A on March 16, 2007.  Information about Andrew’s directors and executive officers and their ownership of Andrew common stock is set forth in the definitive proxy statement for Andrew’s 2007 annual meeting of stockholders, as filed by Andrew with the SEC on Schedule 14A on December 29, 2006.  Other information regarding the participants in the proxy solicitation will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.